UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of November 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, November 12, 2008

CONSOLIDATED REVENUE AT SEPTEMBER 30, 2008

(UNAUDITED IFRS DATA)

CONSOLIDATED REVENUE: + 18.0% (AT CONSTANT EXCHANGE RATES)

OF WHICH 10.9% ORGANIC GROWTH

OPERATING CASH FLOW: +6.7% (AT CONSTANT EXCHANGE RATES)

RECURRING OPERATING INCOME: +5.9% (AT CONSTANT EXCHANGE RATES)

VEOLIA ENVIRONNEMENT

At September 30, 2008 (€m)	At September 30, 2007(1) (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
26,316.6	22,821.0	15.3%	10.9%	7.1%	-2.7%

Revenue

Veolia Environment’s consolidated revenue rose 15.3% (18.0% at constant exchange rates) to €26,316.6 million at September 30, 2008, as compared with €22,821.0 million at September 30, 2007.

Organic growth came in at 10.9%, driven by the strong commercial development of the Group in all its businesses and the start-up of engineering and construction contracts in the Water business, as well as the benefit from tariff indexations. The increase in energy prices contributed around €240 million to revenue growth in the Energy business.

External growth of 7.1% resulted, in particular, from the acquisitions made by Veolia Environmental Services (the waste management division) in Germany, Italy and France (with a total contribution of €791 million), by Veolia Energy in the United States (€230 million) and by Veolia Water mainly in the United Kingdom and Japan (total contribution of around €205 million).

The share of revenue posted outside France totaled €15,826.1 million at September 30, 2008, or 60.1% of the total, as compared with 56.7% at September 30, 2007 (1).

The negative impact from the translation of non-euro currencies into euros was €604.0 million at September 30, 2008, and was primarily due to the depreciation of the US dollar against the euro, which accounted for €252.9 million and of the depreciation of the pound sterling against the euro for €300.9 million, offset to some extent by the appreciation of the Czech crown (positive impact of €95.2 million).

(1) The aggregates published on September 30, 2007 were adjusted to ensure comparability between reporting periods with respect to the business activity of Clemessy and Crystal in the Energy division, booked from the third quarter of 2008 according to the IFRS5 standard and thus presented in the income statement under "net income from discontinued operations”.

Results

Operating cash flow totaled €3,068.3 million at September 30, 2008, versus €2,947.6 million (1) at September 30, 2007, an increase of 6.7% at constant exchange rates and 4.1% at current exchange rates. In the third quarter, operating cash flow growth was limited in the Water business by the lower contribution of operations in Germany and Central Europe, and in the Waste management business by the weaker economic and business environment as well as by lower contribution in Germany than reported last year.

Consolidated operating income increased 1.3%, to €1,770.0 million versus €1,746.9 million(1) at September 30, 2007. Recurring operating income amounted to €1,763.6 million versus €1,713.3 million(1), an increase of 5.9% at constant exchange rates (up 2.9% at current exchange rates).

Net financial debt(2) was €16,679 million at September 30, 2008 as compared with €16,332 million at June 30, 2008, essentially due to the investment and capital expenditure program (mainly from organic growth and including operating financial assets) in the amount of €885 million. The Company’s strong financial solidity is underscored by its strong liquidity position, the absence of any significant bond repayments prior to 2012 and an average debt maturity of more than 9 years.

The implementation of the plan to control investments and an asset disposal program, announced on August 7th of this year, have begun to have an impact. The plan will lead to an amount of total investment, net of disposals, of around €4 billion in 2008 to be compared with €6.1 billion in 2007.

For 2008, the Company announced that it expects operating cash flow to be between €4,100 million and €4,200 million, thus approximately the same level as the operating cash flow generated in 2007, which totaled €4,163 million(3).

Analysis by division

Water

At September 30, 2008 (€m)	At September 30, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
9,127.1	7,939.9	15.0%	13.7%	3.5%	-2.2%

•

In France, organic growth was 4.2%(4) supported by tariff indexations, a wider offering of services and by growth in engineering works, that offset the decline in distributed volumes of approximately 1.2%.

(1) The aggregates published on September 30, 2007 were adjusted to ensure comparability between reporting periods with respect to the business activity of Clemessy and Crystal in the Energy division, booked from the third quarter of 2008 according to the IFRS5 standard and thus presented in the income statement under "net income from discontinued operations”.

(2) Gross financial debt (non-current and current financial debt and bank overdrafts) net of cash and cash equivalents and excluding the revaluation of debt-hedging derivatives.

(3) Operating cash flow totaled €4.178m - €15m from discontinued operations.

(4) Excluding subsidiaries and foreign works companies.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 17.7% (up 13.9% at constant consolidation scope and exchange rates). In Europe, growth of 13.9% takes into account the new non-regulated water operations acquired in the United Kingdom as well as the conclusion of engineering works linked to the Brussels facility. Business activity was also boosted by the Africa/Middle East region, where it increased by nearly 17.9% at constant consolidation scope and exchange rates, in particular due to the contracts in Oman Sûr and Mauritania. In Asia-Pacific, the robust 32.5% growth in business at constant consolidation scope and exchange rates was driven to a large extent by the start-up of new municipal and industrial contracts in China (Lanzhou, Haikou and Tianjin), by the increase in volumes and the expansion of the Shenzen concession as well as an important volume of works in Australia (the Gold Coast contract and the desalination contract in Sydney). In the United States, the 5.9% growth at constant consolidation scope and exchange rates was primarily due to the start-up of the Milwaukee contract and the good level of engineering works activities in Indianapolis.

•

Veolia Water Solutions & Technologies posted revenue of €1,716.6 million, up 34.6% at constant consolidation scope and exchange rates, largely due to the “Design and Build” municipal and industrial business, in particular in the Middle East.

At September 30, 2008, the Water division’s operating cash flow increased despite a decline in delivered volumes of water in Europe, a delay in certain tariff increases and a negative impact of foreign currency translated to euros. Its growth was boosted by the positive effects of the conclusion of engineering works linked to the Brussels facility, productivity improvement efforts as well as the improvement in Veolia Water Solutions & Technologies’ profit margin. Operating income of the Water division was stable at constant exchange rates.

Waste

At September 30, 2008 (€m)	At September 30, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
7,712.5	6,678.3	15.5%	7.9%	12.6%	-5.0%

•

In France, revenue rose 14.3% (up 5.8% at a constant consolidation scope). External growth resulted from the acquisition of Bartin Recycling Group finalized in February 2008. Organic growth benefited from brisk business in the treatment of non-hazardous household and industrial waste (landfills and incineration) while the sorting-recycling and trading business was affected by the economic slowdown in the third quarter.

•

Outside France, all geographical regions contributed to the 8.8% organic growth. Despite the economic slowdown, solid growth was achieved in North America (up 8.9% at constant consolidation scope and exchange rates) due to the price increases in the solid waste business that offset the decline in volumes as well as the good performance of the hazardous waste busines and industrial services. Strong growth was also achieved in the United Kingdom (up 10.3% at constant consolidation scope and exchange rates) with, in particular, the contribution of new integrated contracts. In Germany, revenue contracted in the third quarter in comparison with last year, notably in the DSD sector (packaged waste) and industrial businesses. In Asia, the development of recent contracts made a significant contribution to organic growth of 23.0%. Lastly, in the Pacific region, the 22.0% growth (19.2% at constant consolidation scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills) and industrial services.

•

The 12.6% external growth primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007) for a contribution to revenue of €522 million, of VSA Tecnitalia (formerly TMT) in Italy for a contribution of €59 million as well as the operations of Bartin Recycling Group in France (effective since February 2008) for a contribution of €210 million.

Operating cash flow and operating income were stable as compared with 2007. They benefited from the satisfactory contribution from operations in the United States, the United Kingdom and Australia and were negatively impacted by the translation of foreign currency into euros, by the difficulties in Germany, as well as, in the third quarter, by the initial signs of the economic slowdown, particularly in France.

Energy

At September 30, 2008 (€m)	At September 30, 2007(1) (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
4,962.0	4,066.9	22.0%	12.5%	9.6%	-0.1%

•	Revenue grew 22.0%, largely due to the increase in energy prices (€240 million) and the acquisition of Thermal North America Inc. (TNAI) in the United States at the end of 2007.

•

In France, revenue grew 11.7% (at constant consolidation scope) due to the increase in energy prices, in the context of slightly colder weather conditions versus 2007 despite average temperatures during the 2008 winter remaining higher than their thirty-year average, and the satisfactory business growth recorded by the specialized subsidiaries (particularly installation facilities).

•	Outside France, total revenue grew 31.8%, including 12.4% at constant consolidation scope and exchange rates, also due to the increase in energy prices.

•

External growth of 9.6% mainly reflected the acquisition of TNAI in the United States in late 2007, which contributed €230 million to revenue, as well as, to a lesser extent, the acquisition of Praterm in Poland and smaller companies in Central and Southern Europe.

The strong increase in operating cash flow and operating income reflected the positive impact of the rise in energy prices, the slightly more favorable weather conditions than in 2007, as well as the consolidation of TNAI.

(1)The aggregates published on September 30, 2007 were adjusted to ensure comparability between reporting periods with respect to the business activity of Clemessy and Crystal in the Energy division, booked from the third quarter of 2008 according to the IFRS5 standard and thus presented in the income statement under "net income from discontinued operations”.

Transportation

At September 30, 2008 (€m)	At September 30, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
4,515.0	4,135.9	9.2%	8.6%	2.7%	-2.1%

•	Revenue in France grew 6.2% at a constant consolidation scope, lifted by the ongoing increase in business in the urban and interurban networks.

•

Outside France, revenue grew 10.9% (up 10.2% at constant consolidation scope and exchange rates) and reflected the full impact of the division’s development in North America and Germany (new contracts) as well as robust growth in business activity in Australia.

•	External growth in revenue of 2.7% was mainly accounted for by the acquisition of People Travel Group in Sweden in 2007.

Operating cash flow and recurring operating income were stable in comparison with 2007. Productivity improvement efforts and the good contribution of business activity in Germany, Australia and the United States offset the negative effects of fuel price increases and the end of reduced social contribution costs in France.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

A conference call is scheduled for November 12, 2008, at 8.30am (CET)

The dial-up number is: +33 (0)1 72 28 01 30

or

+44 (0)161 601 8912

A replay of the call will be available between

Nov. 12th to Nov. 18th, 2008

In France dial:	+33 (0)1 72 28 01 39
In the UK dial:	+44 (0)207 075 3214
In the US dial:	+1 866 828 2261

(Code 232202#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary